Exhibit 99.2

HANWHA SOLARONE CO., LTD.

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

FOR ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 20, 2012

(or any adjournment or postponed meeting thereof)

I/We
Please Print Name(s)

of
Please Print Address(es) being (a) shareholder(s) of the Company with shares respectively hereby appoint of
or failing him/her

of

or failing him/her the duly appointed Chairman of the AGM (as defined below) as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held on December 20, 2012 at 9:00 am, Shanghai time, at the Company’s office at Room 1801, Building 1, 1199 Minsheng Road, Pudong New Area, Shanghai, China 200135 and at any adjournment of the AGM. My proxy is instructed to vote on resolutions in respect of the matters specified in the Notice of the AGM as indicated below or if no such indication is given, then as my proxy thinks fit.

Resolution	For	Against	Abstain
1. As an ordinary resolution, that Ernst & Young Hua Ming be appointed as independent auditor of the Company for the year ending December 31, 2012.

2. As an ordinary resolution, that Min Su Kim be re-elected as a director of the Company with effect from the date of this AGM, to hold office for a term of three-years commencing on the date of this AGM or until his successor is elected and qualified.

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Dated:

[End of Page]

Signed:

Name:

[Include a signature block for the relevant number of members expected to use this form]